March 9, 2021

Via EDGAR
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention:     Heather Clark
        Office of Manufacturing

Re: Mercury Systems, Inc.
Form 10-K for the Fiscal Year Ended July 3, 2020
Filed August 18, 2020
File No. 000-23599

Dear Ms. Clark:

This letter is submitted by Mercury Systems, Inc. (the “Company,” “Mercury” or “we”) in response to the comments from the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) as set forth in your letter dated February 25, 2021 (the “Comment Letter”) to Michael D. Ruppert regarding the Company’s Form 10-K for the fiscal year ended July 3, 2020, File No. 000-23599. For ease of reference, the text of your comment contained in the Comment Letter is printed below in bold and is followed by the Company’s response.

Form 10-K for the Fiscal Year Ended July 3, 2020
Comment 1:
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Fiscal 2020 Vs. Fiscal 2019, page 36
1.Please revise your discussion of results of operations to quantify significant changes in income statement line items. Where you describe two or more factors that contributed to a material change in a financial statement line item between periods including offsetting factors, please quantify each material factor that contributed to the overall change in that line item. Refer to Item 303 of Regulation S-K and Section III.D of SEC Release No. 33-6835.

Mercury Response to Comment 1:
We acknowledge the Staff’s comment and propose to include the requested information quantifying significant changes and any offsetting factors in our income statement line items in future filings. Our future filings will include disclosure describing and quantifying factors that contribute to material changes in each financial statement line item between periods in accordance with Item 303 of Regulation S-K and Section III.D of SEC Release No. 33-6835.

50 Minuteman Road, Andover, Massachusetts 01810 U.S.A. | +1-(978)-256-1300 | www.mrcy.com | twitter: @MRCY

Below is an example of what we intend to disclose in future filings which includes the additional quantifying factors which contribute to material changes for the discussion on the Results of Operations using our Form 10-K for the Fiscal Year Ended July 3, 2020.

Prior Disclosure:

REVENUES
Total revenues increased $141.9 million, or 22%, to $796.6 million during fiscal 2020 compared to $654.7 million during fiscal 2019 including “acquired revenue” which represents net revenue from acquired businesses that have been part of Mercury for completion of four full quarters or less (and excludes any intercompany transactions). After the completion of four fiscal quarters, acquired businesses will be treated as organic for current and comparable historical periods. The increase in total revenue was primarily due to $91.4 million and $50.5 million of organic revenues and acquired revenues, respectively. These increases were driven by higher demand throughout all product groupings, especially integrated subsystems, across all end applications and, in particular, radar, within the airborne, naval and land platforms. The increase in total revenues is primarily attributed to higher revenues associated with the P8, SEWIP and AIDEWS programs. Acquired revenue represents activity from the Germane, GECO, Athena, Syntonic and APC acquired businesses. See the Non-GAAP Financial Measures section for a reconciliation to our most directly comparable GAAP financial measures.
International revenues, which consist of foreign military sales through the U.S. government, sales to prime defense contractor customers where the end user is known to be outside of the U.S., and direct sales to non-U.S. based customers, increased $18.1 million to $91.9 million during fiscal 2020 compared to $73.8 million during fiscal 2019. International revenues represented 11.5% and 11.3% of total revenues during fiscal 2020 and 2019, respectively.

GROSS MARGIN
Gross margin was 44.8% for fiscal 2020, an increase of 110 basis points from 43.7% in fiscal 2019. The higher gross margin was primarily driven by program mix, including a higher volume of secure processing programs, and operational efficiencies, including higher utilization. These gross margin improvements were partially offset by a higher volume of Customer Funded Research and Development (“CRAD”), COVID related expenses and $1.1 million of additional inventory step-up amortization, as compared to fiscal 2019. CRAD primarily represents engineering labor associated with long-term contracts for customized development, production and service activities. These products are predominately grouped within integrated subsystems and, to a lesser extent, modules and sub-assemblies.

SELLING, GENERAL AND ADMINISTRATIVE
Selling, general and administrative expenses increased $21.6 million, or 20.0%, to $132.3 million during fiscal 2020 as compared to $110.7 million during fiscal 2019. The increase was primarily related to additional headcount from organic growth and our recent acquisitions as well as COVID related expenses. Selling, general and administrative expenses decreased as a percentage of revenue to 16.6% during fiscal 2020 from 16.9% during fiscal 2019 evidencing improved operating leverage.

RESEARCH AND DEVELOPMENT
Research and development expenses increased $29.6 million, or 43.0%, to $98.5 million during fiscal 2020, as compared to $68.9 million for fiscal 2019. The increase was primarily related to additional headcount from organic growth and our recent acquisitions as well as COVID related expenses, which was partially offset by a higher volume of CRAD. Research and development expenses accounted for 12.4% and 10.5% of our revenues during fiscal 2020 and fiscal 2019, respectively. The increase as a percentage of revenue was primarily driven by the continued investment in internal R&D during fiscal 2020 to promote the future growth of the business.

AMORTIZATION OF INTANGIBLE ASSETS
Amortization of intangible assets increased $2.7 million to $30.6 million during fiscal 2020, as compared to $27.9 million for fiscal 2019, primarily due to the acquisition of APC and the full year impact of amortization from our fiscal 2019 acquisitions.

50 Minuteman Road, Andover, Massachusetts 01810 U.S.A. | +1-(978)-256-1300 | www.mrcy.com | twitter: @MRCY

RESTRUCTURING AND OTHER CHARGES
Restructuring and other charges were $1.8 million during fiscal 2020, as compared to $0.6 million in fiscal 2019. The increase was primarily driven by severance costs for separation of 20 employees during fiscal 2020. Restructuring and other charges are typically related to acquisitions and organizational redesign programs initiated as part of discrete post-acquisition integration activities.

ACQUISITION COSTS AND OTHER RELATED EXPENSES
Acquisition costs and other related expenses were $2.7 million during fiscal 2020, as compared to $1.5 million during fiscal 2019. The acquisition costs and other related expenses incurred during fiscal 2020 were related to the acquisition of APC, as well as costs associated with our evaluation of other acquisition opportunities. We expect to incur acquisition costs and other related expenses periodically in the future as we continue to seek acquisition opportunities to expand our technological capabilities and especially within the sensor and effector and C4I markets. Transaction costs incurred by the acquiree prior to the consummation of an acquisition would not be reflected in our historical results of operations.

INTEREST INCOME
Interest income increased to $2.2 million in fiscal 2020 from $0.9 million in fiscal 2019, due to higher average balances of cash on hand, as compared to fiscal 2019.

INTEREST EXPENSE
Interest expense for fiscal 2020 decreased $8.1 million to $1.0 million, as compared to $9.1 million in fiscal 2019. We drew $200.0 million against the Revolver during the third quarter of fiscal 2020 to provide access to capital and flexibility in managing operations during this time of uncertainty due to the outbreak of COVID. We paid down the $200.0 million draw during the fourth quarter of fiscal 2020 as a result of the reduced turbulence in capital markets. Fiscal 2019 included interest expense related to borrowings on the Revolver from our acquisitions, prior to the pay down of the balance on the Revolver with the net proceeds generated by our follow-on equity offering during the fourth quarter of fiscal 2019.

OTHER INCOME (EXPENSE), NET
Other income (expense), net was $1.7 million of other income during fiscal 2020, as compared to $8.9 million of other expense in fiscal 2019. The increase was primarily due to $6.4 million of other investment income partially offset by $0.6 million of additional litigation and settlement expenses. Fiscal 2019 included $5.4 million in other expense associated with the termination of the interest rate swap in conjunction with the pay down of the balance on the Revolver with the net proceeds generated by our follow-on equity offering to during the fourth quarter of fiscal 2019.

INCOME TAXES
We recorded an income tax provision of $8.2 million and $12.8 million on income before income taxes of $93.9 million and $59.5 million for fiscal years 2020 and 2019, respectively. We recognized a discrete tax benefit of $7.3 million and $2.7 million related to excess tax benefits on stock-based compensation for fiscal years 2020 and 2019, respectively. We also recognized a tax benefit of $6.3 million and a tax reserve of $2.2 million related to research and development tax credits claimed on prior year Federal and state tax returns and recognized a tax benefit for other favorable provision to return adjustments of $2.9 million.
The effective tax rate for fiscal 2020 and 2019 differed from the Federal statutory rate of 21% primarily due to Federal and state research and development tax credits, excess tax benefits related to stock compensation, a modified territorial tax system and a minimum tax on certain foreign earnings, and state taxes.
Within the calculation of our annual effective tax rate we have used assumptions and estimates that may change as a result of future guidance and interpretation from the Internal Revenue Service. These changes could have a material impact on our future U.S. tax expense.
50 Minuteman Road, Andover, Massachusetts 01810 U.S.A. | +1-(978)-256-1300 | www.mrcy.com | twitter: @MRCY

Revised Disclosure:

REVENUES
Total revenues increased $141.9 million, or 22%, to $796.6 million during fiscal 2020 compared to $654.7 million during fiscal 2019 including “acquired revenue” which represents net revenue from acquired businesses that have been part of Mercury for completion of four full quarters or less (and excludes any intercompany transactions). After the completion of four fiscal quarters, acquired businesses will be treated as organic for current and comparable historical periods. The increase in total revenue was primarily due to $91.4 million and $50.5 million of organic revenues and acquired revenues, respectively. These increases were driven by higher demand throughout all product groupings, especially integrated subsystems which increased $78.9 million or 27%. The increase in total revenue was across all end applications and, in particular, radar and electronic warfare ("EW") which increased $69.9 million or 43% and $32.9 million or 26%, respectively. Within platforms, the increase was predominately within airborne which grew $96.3 million or 31% during fiscal 2020.  The largest program increases were related to the P8, SEWIP, and AIDEWS programs.  There were no programs comprising 10% or more of our revenues for the years ended July 3, 2020 or June 30, 2019.  Acquired revenue represents activity from the Germane, GECO, Athena, Syntonic and APC acquired businesses. See the Non-GAAP Financial Measures section for a reconciliation to our most directly comparable GAAP financial measures.
International revenues, which consist of foreign military sales through the U.S. government, sales to prime defense contractor customers where the end user is known to be outside of the U.S., and direct sales to non-U.S. based customers, increased $18.1 million to $91.9 million during fiscal 2020 compared to $73.8 million during fiscal 2019. International revenues represented 11.5% and 11.3% of total revenues during fiscal 2020 and 2019, respectively.

GROSS MARGIN
Gross margin was 44.8% for fiscal 2020, an increase of 110 basis points from 43.7% in fiscal 2019. The higher gross margin was primarily driven by program mix, including a higher volume of secure processing programs, and operational efficiencies, including higher utilization driven by the increase in revenues. These gross margin improvements were partially offset by increased Customer Funded Research and Development (“CRAD”) of $2.6 million, COVID related expenses of $1.7 million, and additional inventory step-up amortization of $1.1 million, as compared to fiscal 2019. CRAD primarily represents engineering labor associated with long-term contracts for customized development, production and service activities. These products are predominately grouped within integrated subsystems and, to a lesser extent, modules and sub-assemblies.

SELLING, GENERAL AND ADMINISTRATIVE
Selling, general and administrative expenses increased $21.6 million, or 20.0%, to $132.3 million during fiscal 2020 as compared to $110.7 million during fiscal 2019. The increase was primarily related to $20.6 million of employee related compensation especially as a result of additional headcount spend from organic growth and our recent acquisitions. In addition, we incurred $1.0 million of COVID related expenses. Selling, general and administrative expenses decreased as a percentage of revenue to 16.6% during fiscal 2020 from 16.9% during fiscal 2019 evidencing improved operating leverage.

RESEARCH AND DEVELOPMENT
Research and development expenses increased $29.6 million, or 43.0%, to $98.5 million during fiscal 2020, as compared to $68.9 million for fiscal 2019. The increase was primarily related to $22.0 million of employee related compensation especially as a result of additional headcount spend from organic growth and our recent acquisitions. In addition, we incurred $0.3 million of COVID related expenses. These increases were partially offset by increased CRAD of $2.6 million. Research and development expenses accounted for 12.4% and 10.5% of our revenues during fiscal 2020 and fiscal 2019, respectively. The increase as a percentage of revenue was primarily driven by the continued investment in internal R&D during fiscal 2020 to promote the future growth of the business.

AMORTIZATION OF INTANGIBLE ASSETS
Amortization of intangible assets increased $2.7 million to $30.6 million during fiscal 2020, as compared to $27.9 million for fiscal 2019, primarily due to the acquisition of APC and the full year impact of amortization from our fiscal 2019 acquisitions.

50 Minuteman Road, Andover, Massachusetts 01810 U.S.A. | +1-(978)-256-1300 | www.mrcy.com | twitter: @MRCY

RESTRUCTURING AND OTHER CHARGES
Restructuring and other charges were $1.8 million during fiscal 2020, as compared to $0.6 million in fiscal 2019. The increase was primarily driven by severance costs for separation of 20 employees during fiscal 2020. Restructuring and other charges are typically related to acquisitions and organizational redesign programs initiated as part of discrete post-acquisition integration activities.

ACQUISITION COSTS AND OTHER RELATED EXPENSES
Acquisition costs and other related expenses were $2.7 million during fiscal 2020, as compared to $1.5 million during fiscal 2019. The acquisition costs and other related expenses incurred during fiscal 2020 were related to the acquisition of APC, as well as costs associated with our evaluation of other acquisition opportunities. We expect to incur acquisition costs and other related expenses periodically in the future as we continue to seek acquisition opportunities to expand our technological capabilities and especially within the sensor and effector and C4I markets. Transaction costs incurred by the acquiree prior to the consummation of an acquisition would not be reflected in our historical results of operations.

INTEREST INCOME
Interest income increased to $2.2 million in fiscal 2020 from $0.9 million in fiscal 2019, due to higher average balances of cash on hand, as compared to fiscal 2019.

INTEREST EXPENSE
Interest expense for fiscal 2020 decreased $8.1 million to $1.0 million, as compared to $9.1 million in fiscal 2019. We drew $200.0 million against the Revolver during the third quarter of fiscal 2020 to provide access to capital and flexibility in managing operations during this time of uncertainty due to the outbreak of COVID. We paid down the $200.0 million draw during the fourth quarter of fiscal 2020 as a result of the reduced turbulence in capital markets. Fiscal 2019 included interest expense related to borrowings on the Revolver from our acquisitions, prior to the pay down of the balance on the Revolver with the net proceeds generated by our follow-on equity offering during the fourth quarter of fiscal 2019.

OTHER INCOME (EXPENSE), NET
Other income (expense), net was $1.7 million of other income during fiscal 2020, as compared to $8.9 million of other expense in fiscal 2019. The increase was primarily due to $6.4 million of other investment income partially offset by $0.6 million of additional litigation and settlement expenses. Fiscal 2019 included $5.4 million in other expense associated with the termination of the interest rate swap in conjunction with the pay down of the balance on the Revolver with the net proceeds generated by our follow-on equity offering to during the fourth quarter of fiscal 2019.

INCOME TAXES
We recorded an income tax provision of $8.2 million and $12.8 million on income before income taxes of $93.9 million and $59.5 million for fiscal years 2020 and 2019, respectively. We recognized a discrete tax benefit of $7.3 million and $2.7 million related to excess tax benefits on stock-based compensation for fiscal years 2020 and 2019, respectively. We also recognized a tax benefit of $6.3 million and a tax reserve of $2.2 million related to research and development tax credits claimed on prior year Federal and state tax returns and recognized a tax benefit for other favorable provision to return adjustments of $2.9 million.
The effective tax rate for fiscal 2020 and 2019 differed from the Federal statutory rate of 21% primarily due to Federal and state research and development tax credits, excess tax benefits related to stock compensation, a modified territorial tax system and a minimum tax on certain foreign earnings, and state taxes.
Within the calculation of our annual effective tax rate we have used assumptions and estimates that may change as a result of future guidance and interpretation from the Internal Revenue Service. These changes could have a material impact on our future U.S. tax expense.
50 Minuteman Road, Andover, Massachusetts 01810 U.S.A. | +1-(978)-256-1300 | www.mrcy.com | twitter: @MRCY

Comment 2:
Financial Statements
Notes to Consolidated Financial Statements
G. Goodwill, page 70
2.Your disclosure indicates that you have provided the changes in goodwill by reporting unit. However, we note disclosure only at a consolidated level rather than a reporting unit level. Please revise to provide goodwill by reporting unit as indicated on page 70 or revise your statement accordingly.

Mercury Response to Comment 2:
We acknowledge the Staff’s comment and propose to revise our disclosure to indicate that the carrying amount of goodwill is at the consolidated level rather than a reporting unit level in each of our future filings.

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If the Staff has any questions, additional comments or wishes to discuss the responses provided above at any time, please do not hesitate to contact me at (978) 967-1990, or Michelle McCarthy, Vice President, Chief Accounting Officer at (978) 967-1737.

/s/ Michael D. Ruppert

Michael D. Ruppert
Executive Vice President, Chief Financial Officer, and Treasurer

Cc:     Heather Clark, U.S. Securities and Exchange Commission
    Melissa Gilmore, U.S. Securities and Exchange Commission
    Bryan, S. Keighery, Morgan, Lewis & Bockius LLP

50 Minuteman Road, Andover, Massachusetts 01810 U.S.A. | +1-(978)-256-1300 | www.mrcy.com | twitter: @MRCY